OMNIPAD™



*Omni*Pad™ – U.S. Patent: **6,743,154**

www.*Omni*Pad.com

Have you ever thought of being *immersed* **inside** the virtual world of a video game? Have you ever wanted to actually **walk around** in a computer generated 3D simulation, where you as the user can experience worlds beyond your imagination?
The answer is the _OmniPad_ !

The **_Omni_Pad** is a lightweight, portable and cost effective <u>omni-directional treadmill</u> that is designed to enable **360-degree freedom of locomotion**. It will allow people to **walk, jog or run** *through* any type of 3D real time computer generated **_Omni_Pad *Environment*** . . . in **ANY DIRECTION**. The concept is that people using an **_Omni_Pad** will wear (wireless) Virtual Reality Display Glasses, and they will maneuver their way **<u>on foot</u>** through and around these virtual environments. The 3D environments can be video games, terrain simulators, architecture **walk**-throughs, and much, much more.

The product strategy for The **_Omni_Pad** Company is to introduce our ground breaking innovation to the military, the video game marketplace, and to the cardiovascular exercise industry. We expect to offer our product at a reasonable cost, allowing all consumers to have the experience of a lifetime. It is our goal to make the **_Omni_Pad** accessible to all, while maintaining the highest degree of quality and customer satisfaction.

Through merchandising this new and highly dynamic product into these various markets, we intend to capture an astronomically large consumer base. We will promote the **_Omni_Pad** respectively to the different target audiences, based on its multitude of functions and uses.

Where Do You Want To Go Today?

The *OmniPad*™ is a "first ever," **one of a kind** new technology.

Our Company is developing the next big innovation for virtual reality immersion to hit the market. We plan to offer the *OmniPad*™ as an accessory to pre-existing gaming consoles, such as PlayStation, Xbox 360 and Nintendo Wii. The adaptation of the *OmniPad*™ into these gaming systems will enable its users to interface with their video games like never before – on foot!

The *OmniPad*™ was created by Mr. Neil Epstein. The company's intention is to manufacture and market this remarkable new omni-directional treadmill to consumers, on a worldwide basis.

The design specifications for the *OmniPad*, has been awarded a United States Patent; to the company.



OMNIPAD™

Imagine – The Places You'll Go!

- Walking or running through a video game while being a part of the game itself, perhaps chasing a life-sized 3D dragon.

- Taking a leisurely stroll on the ocean floor, as the underwater life swims all around you.

- Exercising, by taking a jog around a tropical beach on a planet somewhere in the distant universe, without ever leaving your own living room.

- You are expecting to move to a new city or town, and you have the ability to walk through houses in a neighborhood on the other side of the country before you actually go there.

- You are *immersed* in an online video game, playing against thousands of other **Omni**Pad^{TM} users in real time, where you can actually chase each other around in a medieval forest, or through a future city.

- Your military unit is preparing for deployment to a dangerous region on the other side of the world, and you have the ability to train for this mission by walking and running through a life-sized 3D terrain that replicates the actual environment that you are expected to deploy to.

- You are a real estate developer, and you are able to literally **walk** through a new housing development, before it is even built.

- The technological world has been *eagerly* waiting for this amazing device to arrive. All of the pieces to the puzzle are in place . . . except for one: **The *Omni*Pad!**

OMNIPAD™

Market Size

VR/AR/MR Market is currently over $2B+

- Currently mostly Content and VR/AR Headsets
- ~2 year old market without any way to move in the VR/AR environments

Omni Directional Treadmill (ODT) Market plans to be ~5% of the total market cap

- $100M Market Cap



What he is seeing
(360-Degree 3D
Virtual Environment)



Business Model

We intend to present the **Omni**Pad^{TM} as a terrain-based, portable omni-directional locomotion input device, to be implemented into VR and Gaming Centers around the world. With this presentation we expect to receive various contracts for further production of the **Omni**Pad^{TM}.

It is our intention to utilize the proceeds from the VR and Gaming Center contracts to be utilized to fund mass-manufacturing and worldwide marketing efforts; where the **Omni**Pad^{TM} will be distributed to consumers and businesses within the many industries that our new innovation will be of significant use. Some of these industries include: video games (home), military, exercise / physical fitness (gyms), cardiovascular rehabilitation (healthcare) and real estate architectural visualization (business). Again, There is a multitude of applications for our groundbreaking new product line. And within <u>all</u> of these industries the **Omni**Pad^{TM} <u>will</u> be a true game changer.

3D Environment





Competition

- The Virtuix Omni & KatVR systems use a slippery dished surface like a saucer sled. These require special shoes. Based on user feedback, these system feel like walking on ice, and are cumbersome to use.

- Infinadeck is a belt system, that is expensive, very noisey, and bulky





*The **Omni**Pad^{TM} is a continuous revolving circular tread-driven omnidirectional treadmill that operates like a conventional treadmill, with the added advantage of allowing the user to naturally walk, run, or jog in any direction*



Business Plan – VR & Gaming Centers

Commercialization Value of the *Omni*Pad™

This is a **one of a kind new innovation** with incredible demand potential on a worldwide spectrum. There are significant and considerable revenue opportunities to be derived by merchandising both the ***Omni*Pad**™ and the ***Omni*Pad *Environments*™** to consumers of all ages, on a worldwide basis.

The ***Omni*Pad**™ Company is presently seeking funding for continued product development, which will lead to the subsequent marketing and mass-production of the ***Omni*Pad**™ LOCOMOTION-DRIVEN "Immersive" Video Gaming System.

It is estimated that it will require 12 - 18 months to produce the initial "run" of the ***Omni*Pad**™ product line, complete with the manufacturing molds and assembly processes; refined and ready for mass-production.



OMNIPAD™

Who We Are



Neil Epstein, J.D. - CEO

Neil devised the mechanics of the OmniPad, and he was awarded U.S. Patent 6,743,154 for this design. Neil has received an EMMY Award for "Outstanding Achievement in 3D Graphic Design," while working for NBC Studios in their Broadcast Sports Department. Mr. Epstein has also worked for Johnson & Johnson's worldwide headquarters, where he received a Silver Telly Award and New York Film Festival Honors while heading up their in-house corporate design department. He is also a graduate of Florida State University – College of law.



Benjamin Freeman- Past CTO

Prior to working at OmniPad Benjamin was a Technical Manager for General Dynamics. Before working at General Dynamics, Benjamin was at Ebara Technologies, components division as a segment manager and responsible for north American semiconductor sales and marketing. Benjamin has a solid history of producing results under many different conditions, successfully managing a staff engineers and technicians, project managers, financial analysts, and business development.



David Carmein – Past Chief Engineer

Prior to working at OmniPad David invented and patented the first omni-directional treadmill (ODT) as natural navigation interface for immersive virtual environments. David is an inventor at heart with more than 15 patents to his name.

Traction/Projections

- Through our initial ($1MM) investments we had established
  - R&D Facility in Silicon Valley
  - Hired a Chief Engineer, Stanford Graduate
  - Positive initial analysis and design studies
  - Filed (2) new provisional patents
  - Filed domestic and international trademarks
  - Hired Cooley, PA as corporate and intellectual property counsel
  - Began mold and assembly processes for the OmniPad



OMNIPAD™

Needs

- We are seeking further funding to pursue the remaining analysis and design efforts to get the OmniPad to market.

- Regulation Crowed Funding funds will be used to sustain the business for the next 8 months, required to complete the initial run of the OmniPad omnidirectional treadmill.





info@OmniPad.com

(855) OmniPad

www.OmniPad.com